MEMORANDUM OF RESPONSES
RICK’S CABARET INTERNATIONAL, INC.
FILE NO. 001-13992

FORM 10-K for the Fiscal Year September 30, 2010
Filed December 14, 2010

1.
None of our non-impaired reporting units were at risk of failing step one of the goodwill impairment test (i.e. fair value was not substantially in excess of carrying value) as of the valuation date, September 30, 2010; therefore, no related disclosure would be necessary for the year ended September 30, 2010.  We will comply with such disclosure in future filings.

2.	We confirm that we will comply with the Staff’s comments in future filings.

3.
We concur with the Staff that diluted adjusted EBITDA per common share should not be disclosed since the per share measure does not depict the amount that accrues directly to the shareholders’ benefit.  We will not disclose this measure in future filings.

4.	We confirm that we will comply with the Staff’s comments in future filings.

5.	We confirm that we will comply with the Staff’s comments in future filings.

6.
The conversion price for the 2010 Convertible Debentures was “calculated or determined” by negotiation with the creditors.  The $10.25 conversion price was in excess of the market price at date of issuance of $8.73.  There was no beneficial conversion feature in the 2010 Convertible Debentures.   The beneficial conversion was calculated by comparing the “effective conversion price” of the debenture to the actual stock price at the transaction date.  The “effective conversion price” was calculated by dividing the fair value of the debt, after deducting the fair value of the debt discount due to the issuance of warrants with the debt in the amount of $462,724, by the convertible shares.  The resulting $9.74 was above the stock price at the transaction date; therefore, there was no beneficial conversion feature. We confirm that we will comply with the Staff’s comments in future filings.

7.
The $8.75 conversion price for the 2009 Convertible Debentures was in excess of the market price at date of issuance of $8.09.  There was no beneficial conversion feature in the 2009 Convertible Debentures.  The beneficial conversion was calculated by comparing the “effective conversion price” of the debenture to the actual stock price at the transaction date.  The “effective conversion price” was calculated by dividing the fair value of the debt, after deducting the fair value of the debt discount due to the issuance of warrants with the debt in the amount of $539,178, by the convertible shares.  The resulting $8.09 was equal to the stock price at the transaction date; therefore, there was no beneficial conversion feature.  We confirm that we will comply with the Staff’s comments in future filings.

8.
The Company believes that the use of the simplified method for determining the expected term of the Company’s options has been appropriate in the past.  Following is an excerpt from the guidance contained in SAB Topic 14D, Question 6:

Examples of situations in which the staff believes that it may be appropriate to use this simplified method include the following:

•
A company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its equity shares have been publicly traded.

•
A company significantly changes the terms of its share option grants or the types of employees that receive share option grants such that its historical exercise data may no longer provide a reasonable basis upon which to estimate expected term.

•	A company has or expects to have significant structural changes in its business such that its historical exercise data may no longer provide a reasonable basis upon which to estimate expected term.

Earlier in the Company’s existence, longer-term options (generally 5-year lives) were issued to employees, Directors and outsiders.  In more recent years, option terms have generally become shorter (1-3 year lives) and options were issued principally to management and Directors.  Then in 2010, short-term options (2-year lives) were issued to Directors, management and a substantial number of employees.  Due to the changes in the terms of the option grants and the type of persons receiving the options, we believe that the historical exercise data may no longer provide a reasonable basis upon which to estimate expected term.  Therefore, we believe that the use of the simplified method for determining the expected term of the Company’s options has been appropriate.

9.	We confirm that we will comply with the Staff’s comments in future filings.

10.	We confirm that we will comply with the Staff’s comments in future filings.

11.	We understand and acknowledge that the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal securities laws of the United States.

RICK'S CABARET INTERNATIONAL, INC.

Date: February 16, 2011	By: /s/ Eric S. Langan
Eric S. Langan
Chief Executive Officer and President

Date: February 16, 2011	By: /s/ Phillip K. Marshall
Phillip K. Marshall
Chief Financial Officer and Principal Accounting Officer